Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release entitled “PLDT Group pioneers tower sharing in the Philippines”.

April 19, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

April 19, 2022

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto.

Very truly yours,

//s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,501 As of March 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	April 19, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Group pioneers tower sharing in the Philippines

•	PLDT Group announces landmark sale and leaseback towers deal of PHP 77 billion

•	Major investment by international tower operators represents a strong endorsement of the country’s recovery from the pandemic and its long-term growth prospects

•	Significant efficiencies and improved connectivity to benefit all Filipinos

•	Smart’s customers to enjoy superior network quality, improved resilience, and even better customer experience

•	Supports the Philippine DICT’s goal of improving tower density

MANILA, April 19, 2022 - The country’s largest integrated telco, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), announced today that its subsidiaries, Smart Communications, Inc. (“Smart”) and Digitel Mobile Philippines, Inc., have signed Sale and Purchase Agreements in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure for PHP 77 billion, a landmark transaction that is expected to have far-reaching benefits for all. This pioneer undertaking supports the Philippine Department of Information and Communications Technology’s goal of improving tower density which will lead to significant efficiencies and improved connectivity across the Philippines, thus benefitting the country and all Filipinos.

The winning bidders, a subsidiary of edotco Group and a subsidiary of EdgePoint (the “TowerCos”), are backed by international groups with extensive experience in the telecom tower space. Both groups will bring to bear global best practices and technologies in operating the towers which should translate into better network quality, higher resilience and faster recovery from typhoons and other natural calamities. edotco Group manages over 54,000 towers across nine countries in Asia and is majority-owned by Axiata Group (KLSE: AXIATA), a major telecom operator across Asia. EdgePoint, on the other hand, owns approximately 10,000 towers across Indonesia and Malaysia and is backed by DigitalBridge Group, Inc. (NYSE: DBRG), a leading global digital infrastructure investment firm with over US$ 45 billion in assets under management.

Of the 5,907 towers being monetized, 2,973 towers located primarily in Luzon, Visayas and Mindanao will be acquired by ISOC edotco Towers, Inc. (subsidiary of edotco Group) and 2,934 towers located in Luzon by Comworks Infratech Corp. (subsidiary of EdgePoint).

Concurrent with the execution of the Sale and Purchase Agreements, Smart has also entered into Master Services Agreements with the TowerCos whereby Smart has agreed to lease back the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos will also be responsible for providing operations and maintenance services as well as power to the sites. Smart has secured competitive terms as the anchor tenant on the towers and expects to benefit from operational and capital expenditure savings. The sale and leaseback will be complemented by a new tower build commitment of 1,500 towers in total over the next few years. This arrangement will further solidify Smart’s superior network quality and enhance the best customer experience in the Philippines.

The transaction price of PHP 77 billion makes this deal the largest ever acquisition of assets in the Philippines by international investors. In addition to the intrinsic value of the towers, the transaction price reflects the attractive business opportunities that the assets will provide to the winning bidders including the leaseback arrangement with Smart, the growth prospects from the towers acquired, as well as the new tower build commitment from Smart. Upon completion of the transaction, the winning bidders will become the largest common tower operators in the country.

In addition to resulting in a significant gain on disposal for PLDT, the arrangement is also expected to be earnings accretive from the first full year post closing.

Commenting on the transaction, PLDT Chairman Manuel V. Pangilinan said “This partnership with experienced international tower companies represents another milestone in PLDT’s strategic transformation. We expect to reap benefits in terms of a valuation uplift and capital reallocation with PLDT applying the proceeds to deleverage, further invest in the network, and return cash to shareholders via a special dividend.”

PLDT and Smart President and CEO Alfredo S. Panlilio added “Our TowerCo partners, selected after a thorough process, will provide the Group with the infusion of global best practices and innovative solutions. PLDT is now even better positioned to continue our journey towards service excellence and best-in-class customer experience, making us the telco of choice in the Philippines.”

Adlan Tajudin, CEO of edotco Group, said “This transaction presents a highly strategic acquisition for edotco as it diversifies and strengthens our pan-Asian platform with exposure to a nascent, high-growth market with strong governmental support. With an established platform in the Philippines, edotco can play an instrumental role in developing the nation’s digital economy infrastructure while accelerating its organic and inorganic growth strategy.”

Suresh Sidhu, CEO of EdgePoint, concluded “EdgePoint is delighted and honored by PLDT’s faith in our capabilities. We look forward to working with PLDT in true partnership. We also look to bring to bear the vast experience of our local partners, Comworks Inc. and SMS Global Technologies Inc. We are committed to building a world class operation to expand next-generation connectivity solutions, bridging the digital divide in the Philippines and creating new job opportunities in the sector. The Philippines telecoms sector has tremendous potential, and we look forward to being part of its future.”

Closing of the transaction will be staggered based on number of towers being transferred, with the first closing expected in May 2022 and the last closing by Q4 2022.

UBS AG acted as exclusive financial adviser to PLDT and Smart on this transaction.XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

About edotco Group

Established in 2012, edotco Group is the first regional and integrated telecommunications infrastructure services company in Asia, providing end-to-end solutions in the tower services sector from tower leasing, colocations, build-to-suit, energy, transmission and operations and maintenance.

edotco Group operates and manages a regional portfolio of over 54,000 towers across Malaysia, Indonesia, Bangladesh, Cambodia, Sri Lanka, Pakistan, Philippines, Myanmar, and Laos. edotco strives to deliver outstanding performance in telecommunications infrastructure services and solutions. Its state-of-the-art real-time monitoring service, echo, has driven significant improvements in field operations while maximizing operational efficiencies in terms of battery, energy and fuel consumption for telecommunications infrastructure.

edotco Group was recently awarded the Frost & Sullivan 2021 Asia Pacific Telecoms Tower Company of the Year Award for its exemplary business growth and performance in Southeast Asia.

For more information, visit: www.edotcogroup.com

About EdgePoint

EdgePoint Infrastructure is a telecommunications infrastructure company that aspires to power Digital ASEAN via Next Generation Infrastructure. With operations in Malaysia, Indonesia and the Philippines, through EdgePoint Towers Sdn Bhd, PT Centratama Telekomunikasi Indonesia, Tbk and Comworks Infratech Corporation respectively, the company is focused on providing sharable and leading-edge telecom structures, small cells and in-building systems. EdgePoint aims to be an industry leader through scale and innovation, driving operational efficiencies through the adoption of analytics and digital technologies.

About DigitalBridge

DigitalBridge (NYSE: DBRG) is a leading global digital infrastructure investment firm. With a heritage of over 25 years investing in and operating businesses across the digital ecosystem including cell towers, data centers, fiber, small cells, and edge infrastructure, the DigitalBridge team manages a US$ 45 billion portfolio of digital infrastructure assets on behalf of its limited partners and shareholders. Headquartered in Boca Raton, DigitalBridge has key offices in New York, Los Angeles, London, and Singapore.

For more information, visit: www.digitalbridge.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  April 19, 2022